UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

DILLARD’S, INC.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
254067101
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254067101

1.	Names of Reporting Persons. W.D. Company, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,027,272(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,027,272(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027,272(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.9%(2)

12.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 41,496 shares of Class A Common Stock and (ii) 3,985,776 shares of Class B Common Stock which are convertible into Class A Common Stock on a one-for-one basis.

(2) The ownership percentage set forth above, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, represents percent of class as of the date of filing (See Explanatory Note).

CUSIP No. 254067101

Explanatory Note
Solely as a result of repurchases of outstanding shares of Class A Common Stock by Dillard’s Inc. (the “Issuer”), W.D. Company, Inc.’s ownership of shares of Class A Common Stock and Class B Common Stock first resulted in beneficial ownership of Class A Common Stock representing more than five percent of the outstanding shares of Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, during the year ended December 31, 2005, at which date, it beneficially owned 5.1% of the outstanding shares of Class A Common Stock, based on 79,210,407 shares of Class A Common Stock outstanding on such date. There have been no transactions by W.D. Company, Inc. in shares of Class A Common Stock or Class B Common Stock since such date.

Item 1.
	(a)	Name of Issuer Dillard’s, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1600 Cantrell Road, Little Rock, AR 72201

Item 2.
	(a)	Name of Person Filing W.D. Company, Inc.
	(b)	Address of Principal Business Office or, if none, Residence: 1600 Cantrell Road, Little Rock, AR 72201
	(c)	Citizenship Arkansas
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 254067101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

 Not Applicable.

CUSIP No. 254067101

Item 4.	Ownership.
W.D. Company, Inc. owns 41,496 shares of Class A Common Stock of the Issuer and 3,985,776 shares of Class B Common Stock of the Issuer, which are convertible into Class A Common Stock on a one-for-one basis. William Dillard, II, Chairman and Chief Executive Officer of the Issuer, Alex Dillard, President of the Issuer, and Mike Dillard, Executive Vice President of the Issuer, are officers and directors of W.D. Company, Inc. and own 27.4%, 27.9% and 26.3%, respectively, of the outstanding voting stock of W.D. Company, Inc. William Dillard, II, Alex Dillard and Mike Dillard act by majority with respect to voting and dispositive power over these shares.

There are currently 4,010,401 shares of the Issuer’s Class B Common Stock outstanding. The holders of Class B Common Stock are empowered as a class to elect two-thirds of the directors serving on the Issuer’s Board of Directors.

(a) Amount beneficially owned: 4,027,272(1)
(b) Percent of class: 13.9%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,027,272(1)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 4,027,272(1)
(iv) Shared power to dispose or to direct the disposition of 0

(1) Includes (i) 41,496 shares of Class A Common Stock and (ii) 3,985,776 shares of Class B Common Stock which are convertible into Class A Common Stock on a one-for-one basis.

(2) The ownership percentage set forth above, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, represents percent of class as of the date of filing (See Explanatory Note).

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 254067101

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2017	/s/ Phillip R. Watts
Phillip R. Watts Vice President

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